Registrant Name: American Century California Tax-Free & Municipal Funds

File Number: 811-3706

Registrant CIK: 0000717316

SUB-ITEM 77C
Submission of matters to a vote of security holders

     (a) A special meeting of the shareholders of the California Municipal Money Market Fund, a series of American Century California Tax-Free and Municipal Funds, was held on August 2, 2002.

     In  addition,  a special  meeting  of the  shareholders  of the  California
Municipal Insured Tax-Free Fund, a series of American Century California Tax-Free and Municipal Funds, was held on August 2, 2002.

(b) N/A

     (c) At the special meeting, shareholders of California Municipal Money Market approved a proposed Agreement and Plan of Reorganization to combine the California Municipal Money Market Fund with and into the California Tax-Free Money Market Fund, another series of American Century California Tax-Free and Municipal Funds, effective September 3, 2002. The total number of shareholder votes in favor of the proposal was 91,151,781. The total number of shareholder votes against the proposal was 9,943,396.

     At the special meeting, shareholders of California Insured Tax-Free approved a proposed Agreement and Plan of Reorganization to combine the California Insured Tax-Free Fund with and into the California Long-Term Tax-Free Fund, another series of American Century California Tax-Free and Municipal Funds, effective September 3, 2002. The total number of shareholder votes in favor of the proposal was 117,377,981. The total number of shareholder votes against the proposal was 24,220,525.

(d) N/A